Exhibit 3.140

ARTICLES OF AMENDMENT

For a Limited Liability Company

(1)	Arundel Preserve #6, LLC

Insert full name of the Limited Liability Company (LLC)

(2)	The Charter of the Limited Liability Company is hereby amended as follows:

(1)	The name of the limited liability company is Toll MD III LLC.

(3)	/s/ Kenneth J. Greenspan Kenneth J. Greenspan, Assistant Vice President	I hereby consent to serve as Resident Agent for the above named Limited Company

Signature required only for new resident agents